PURCHASE AND SALE AGREEMENT
by and between
TARGA VERSADO HOLDINGS LP
(“Seller”)
and
TARGA RESOURCES PARTNERS LP
(“Buyer”)
dated as of
August 6, 2010

i

ii

iii

Disclosure Schedules

Schedule 1.1(i)	-	Buyer Knowledge
Schedule 1.1(ii)	-	Seller Knowledge
Schedule 1.1(iii)	-	NMED Capital Projects
Schedule 1.1(iv)	-	Permitted Liens
Schedule 2.2(b)	-	Volume Weighted Average Price
Schedule 2.4(a)(i)	-	Estimated Working Capital
Schedule 2.4(a)(ii)	-	Working Capital Arbitration Provision
Schedule 3.3	-	Seller Approvals
Schedule 3.5	-	Broker Fees
Schedule 3.6(d)	-	Voting Agreements
Schedule 4.3(a)(i)	-	Equity Interests
Schedule 4.4(b)	-	Indebtedness for Borrowed Monies
Schedule 4.5	-	Absence of Certain Changes
Schedule 4.6(a)	-	Material Contracts
Schedule 4.6(c)	-	Enforceability of Material Contracts; No Defaults
Schedule 4.7(b)	-	Intellectual Property
Schedule 4.8	-	Litigation
Schedule 4.9	-	Taxes
Schedule 4.10	-	Environmental Matters
Schedule 4.12	-	Permits
Schedule 4.13	-	Insurance
Schedule 4.14	-	Labor Relations
Schedule 4.15(b)(i)	-	Real Property
Schedule 4.15(b)(ii)	-	Real Property — Options/Rights of First Refusal
Schedule 4.15(c)(i)	-	Title
Schedule 4.15(c)(ii)	-	Leases
Schedule 4.15(d)	-	Condition of Plants and Facilities
Schedule 5.3	-	Buyer Approvals
Schedule 5.5	-	Brokers’ Fees
Schedule 6.1	-	Conduct of Business
Schedule 6.1(v)	-	Capital Expenditures
Schedule 6.5	-	Guarantees
Schedule 6.10	-	Hedges
Schedule 6.13(a)	-	Real Property — Title Commitments

i

PURCHASE AND SALE AGREEMENT
     THIS PURCHASE AND SALE AGREEMENT, dated as of August 6, 2010 (this “Agreement”), is entered into by and between Targa Versado Holdings LP, a Delaware limited partnership (“Targa Versado Holdings LP” or the “Seller”) and Targa Resources Partners LP, a limited partnership organized under the Laws of the State of Delaware (“Buyer”).
RECITALS
     WHEREAS, at the Closing, Seller will own (i) 100% of the limited liability company interests in Targa Versado GP LLC, a Delaware limited liability company (“Targa Versado GP”), and (ii) 100% of the limited partner interest in Targa Versado LP, a Delaware limited partnership (“Targa Versado LP”);
     WHEREAS, at the Closing, Targa Versado LP will own a 63% limited liability company interest in Versado Gas Processors, L.L.C., a Delaware limited liability company (“Versado”);
     WHEREAS, Seller desires to transfer, assign and sell to Buyer and Buyer desires to purchase from Seller the above-referenced (i) limited liability company interests in Targa Versado GP and (ii) limited partner interests in Targa Versado LP (such member interests and limited partner interests being collectively referred to as, the “Purchased Interests”); and
     WHEREAS, at the Closing (as defined below) and in accordance with the terms of this Agreement, Seller will assign and transfer to Buyer or its designee all of the Purchased Interests; provided an undivided portion of the Purchased Interests equal in value to the value of the GP Units issued to General Partner (as defined below) pursuant to Section 2.2(b) will be deemed to be transferred by Seller to Buyer for and on behalf of General Partner (and treated as if it were a capital contribution by Seller to General Partner and a subsequent capital contribution by General Partner to Buyer).
     NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
DEFINITIONS AND RULES OF CONSTRUCTION
     Section 1.1 Definitions. As used herein, the following terms shall have the following meanings:
     “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person through one or more intermediaries or otherwise; provided that, for purposes of this Agreement (i) Warburg Pincus LLC, its affiliates and all private equity funds and portfolio companies owned or managed by Warburg Pincus LLC or its affiliates and (ii) the Joint Venture shall not be deemed to be an affiliate of Seller, the Companies or Buyer. For the purposes of this definition, “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.
     “Agreement” has the meaning provided such term in the preamble to this Agreement.
     “Audited Financial Statements” means the audited balance sheet with respect to the Business (with related statements of income, changes in capital and cash flows) as of and for the year ended December 31, 2009.
     “Balance Sheet Date” means December 31, 2009.
     “Business” means the business conducted by the Companies, including ownership of interests in the Joint Venture.
     “Business Day” means any day that is not a Saturday, Sunday or legal holiday in the State of Texas or a federal holiday in the United States.
     “Business Hedges” has the meaning provided such term in Section 6.10(a).
     “Buyer” has the meaning provided such term in the preamble to this Agreement.
     “Buyer Approvals” has the meaning provided such term in Section 5.3.
     “Buyer Indemnified Parties” has the meaning provided such term in Section 9.2(a).
     “Claim Notice” has the meaning provided such term in Section 9.3(a).
     “Closing” has the meaning provided such term in Section 2.3(a).
     “Closing Date” has the meaning provided such term in Section 2.3(a).
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Common Units” means common units of Buyer representing limited partner interests in Buyer.
     “Companies” means Targa Versado GP and Targa Versado LP and “Company” means any one of the foregoing.
     “Company Guarantees” means all guaranties, letters of credit, bonds, sureties, cash collateral accounts, and other credit support or assurances provided by Seller or its Affiliates (other than the Companies) in support of any obligations of any of the Companies, the Joint Venture or their respective businesses, including those obligations listed on Schedule 6.5.
     “Conflicts Committee” means the conflicts committee of the board of directors of Targa Resources GP LLC.
     “Contract” means any legally binding agreement, commitment, lease, license or contract.

     “Disclosure Schedules” means the schedules attached hereto.
     “Dollars” and “$” mean the lawful currency of the United States.
     “Effective Time” has the meaning provided such term in Section 2.3(a).
     “Effective Time Working Capital” has the meaning provided such term in Section 2.4.
     “Environmental Law” means any applicable Law relating to the environment, natural resources, or the protection thereof, including any applicable provisions of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., and any applicable Law relating to health, safety, the environment, natural resources or the protection thereof, and all analogous state or local statutes, and the regulations promulgated pursuant thereto.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “Fundamental Representations and Warranties” means the representations and warranties contained in Sections 3.1, 3.2, 3.6, 4.1 and 4.3.
     “GAAP” means generally accepted accounting principles of the United States, consistently applied.
     “General Partner” has the meaning provided such term in Section 2.2(b).
     “Governmental Authority” means any federal, state, municipal, local or similar governmental authority, regulatory or administrative agency, court or arbitral body.
     “GP Units” means general partner units of Buyer representing general partner interests in Buyer.
     “Hazardous Substance(s)” means and includes, each substance defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law and any petroleum or petroleum products that have been Released into the environment.
     “Hedge Transfer Breakup Costs” has the meaning provided such term in Section 6.10(a).
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     “Indebtedness for Borrowed Money” means with respect to any Person, at any date, without duplication, (a) all obligations of such Person for borrowed money, including all principal, interest, premiums, fees, expenses, overdrafts and penalties with respect thereto, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property, except trade payables incurred in the ordinary course of business, (d) all obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit or similar instrument, (e) all capitalized lease obligations, (f) all other obligations of a Person which would be required to be shown as indebtedness on a balance sheet of such Person prepared in accordance with GAAP, and (g) all indebtedness of any other Person of the type referred to in clauses (a) to (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such indebtedness has been assumed by such Person.
     “Indemnified Party” has the meaning provided such term in Section 9.3(a).
     “Indemnified Tax Claim” has the meaning provided such term in Section 7.3(b).
     “Indemnifying Party” has the meaning provided such term in Section 9.3(a).
     “Intellectual Property” means intellectual property rights (including rights under statutory or common law) worldwide, including (a) trademarks, service marks, trade dress, slogans, logos and all goodwill associated therewith, and any applications or registrations for any of the foregoing; (b) copyrights and any applications or registrations for any of the foregoing; and (c) patents, all confidential know-how, trade secrets and similar proprietary rights in confidential inventions, discoveries, improvements, processes, techniques, devices, methods, patterns, formulae, and specifications.
     “Joint Venture” means Versado.
     “Knowledge” as to Buyer means the actual knowledge of those Persons listed in Schedule 1.1(i) after due inquiry of the Persons listed as sources for inquiry on said Schedule 1.1(i) and as to Seller means the actual knowledge of those Persons listed in Schedule 1.1(ii) after due inquiry of the Persons listed as sources for inquiry on said Schedule 1.1(ii).
     “Law” means any applicable law, rule, regulation, ordinance, order, judgment or decree of a Governmental Authority, in each case as in effect on and as interpreted on the date of this Agreement.
     “Lien” means, with respect to any property or asset, any mortgage, pledge, charge, security interest or other encumbrance of any kind in respect of such property or asset.
     “Loss” or “Losses” means all actual liabilities, losses, damages, fines, penalties, judgments, settlements, awards, costs and expenses (including reasonable fees and expenses of counsel); provided, however, that Losses shall not include any special, punitive, exemplary, incidental, consequential or indirect damages; provided, further, however, that the preceding proviso shall not apply to the extent a Party is required to pay such damages to a third party in connection with a matter for which such Party is entitled to indemnification under Article IX.

     “Material Adverse Effect” means, with respect to any Person, any circumstance, change or effect that (a) is materially adverse, or is reasonably expected to be materially adverse, to the business, operations or financial condition of such Person (and in the case of any Company, of the Companies and the Business taken as a whole), or (b) that materially impedes the ability of such Person to complete the transactions contemplated herein, but shall exclude any circumstance, change or effect resulting or arising from:
          (i) any change in general economic conditions in the industries or markets in which any of the Companies operate;
          (ii) seasonal reductions in revenues and/or earnings of the Companies in the ordinary course of their respective businesses;
          (iii) national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack;
          (iv) changes in Law or GAAP; and
          (v) the entry into or announcement of this Agreement, actions contemplated by this Agreement, or the consummation of the transactions contemplated hereby.
     Notwithstanding the foregoing, clauses (i), (iii) and (iv) shall not apply in the event of a disproportionate effect on the Companies as compared to other entities in the markets in which the Companies operate.
     “Material Contracts” has the meaning provided such term in Section 4.6(a).
     “Material Real Estate Leases” has the meaning provided such term in Section 4.15(c).
     “Non-Affiliate Contracts” means Contracts other than Contracts with Seller or any Affiliate of Seller other than a Company.
     “NMED Capex” has the meaning provided in Section 6.12.
     “NMED Capital Call” has the meaning provided in Section 6.12.
     “NMED Capital Projects” means the capital projects set forth on Schedule 1.1(iii) which are to be undertaken under the NMED Settlement Agreement.
     “NMED Settlement Agreement” means the Settlement Agreement dated January 5, 2010 among The Environmental Protection Division of The New Mexico Environmental Department, Versado Gas Processors, L.L.C. and Targa Midstream Services Limited Partnership.
     “Omnibus Agreement” means the Second Amended and Restated Omnibus Agreement between Targa Resources, Inc., Targa Resources LLC, Targa Resources GP LLC and Buyer dated September 24, 2009, as amended from time to time.

     “Organizational Documents” means any charter, certificate of incorporation, articles of association, bylaws, partnership agreement, operating agreement or similar formation or governing documents and instruments.
     “Parties” means Seller and Buyer.
     “Permits” means authorizations, licenses, permits or certificates issued by Governmental Authorities, including those issued under any Environmental Law; provided, right-of-way agreements and similar rights and approvals are not included in the definition of Permits.
     “Permitted Liens” means (a) Liens for Taxes not yet delinquent or being contested in good faith by appropriate proceedings, (b) statutory Liens (including materialmen’s, warehousemen’s, mechanic’s, repairmen’s, landlord’s, and other similar Liens) arising in the ordinary course of business securing payments not yet delinquent or being contested in good faith by appropriate proceedings, (c) the rights of lessors and lessees under leases, and the rights of third parties under any agreement, in each case executed in the ordinary course of business, (d) the rights of licensors and licensees under licenses executed in the ordinary course of business, (e) restrictive covenants, easements and defects, imperfections or irregularities of title or Liens, if any, of a nature that do not materially and adversely affect the assets or properties subject thereto, (f) preferential purchase rights and other similar arrangements with respect to which consents or waivers are obtained for this transaction or as to which the time for asserting such rights has expired at the Closing Date without an exercise of such rights, (g) restrictions on transfer with respect to which consents or waivers are obtained for this transaction, (h) Liens granted in the ordinary course of business which do not secure the payment of Indebtedness for Borrowed Money and which do not materially and adversely affect the ability of the Companies (or the Joint Venture as applicable) to conduct their business as currently conducted, (i) Liens which are of a nature that would be reasonably acceptable to a prudent owner or operator of assets and facilities of a type similar to the Companies’ or the Joint Venture’s assets, (j) Liens reflected on the title commitments and title policies listed in and other liens described on Schedule 1.1(iv) and (k) Liens created by Buyer or its successors and assigns.
     “Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.
     “Pre-Closing Environmental Liabilities” means any Losses arising out of any Pre-Closing Environmental Matter.
     “Pre-Closing Environmental Matters” means (i) any violation of Environmental Law by the Companies or the Business prior to the Closing or arising in connection with the ownership or operation of the assets of the Companies prior to the Closing, (ii) any Release of Hazardous Substances onto or from properties or assets owned by the Companies and included in the Business prior to the Closing or relating to or arising from any activities conducted on such properties or from operation of such assets prior to the Closing and (iii) any claim, action, cause of action, inquiry, investigation, remediation, removal or restoration with respect to the matters set forth in subsection (i) or (ii) above, in each case to the extent that Buyer becomes aware of such matter and provides written notice (in accordance with notice procedures contained in

Section 11.1 of this Agreement) to Seller on or prior to the second anniversary of the Closing describing such environmental matter and stating that such matter is one for which Seller has indemnification obligations hereunder.
     “Pre-Closing Tax” has the meaning provided in Section 7.1(c).
     “Pre-Closing Taxable Period” means any taxable period ending on or before the Effective Time and that portion of any taxable period beginning before and ending after the Effective Time that ends on the Effective Time.
     “Purchase Price” has the meaning provided such term in Section 2.2(a).
     “Purchased Interests” has the meaning provided such term in the recitals of this Agreement.
     “Purchased Units” has the meaning provided such term in Section 2.2(b).
     “Reasonable Efforts” means efforts in accordance with reasonable commercial practice and without the incurrence of unreasonable expense.
     “Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.
     “Representatives” means, as to any Person, its officers, directors, employees, counsel, accountants, financial advisers and consultants.
     “Seller” has the meaning provided such term in the preamble to this Agreement.
     “Seller Approvals” has the meaning provided such term in Section 3.3.
     “Seller Indemnified Parties” has the meaning provided such term in Section 9.2(b).
     “Subsidiary” means, with respect to any Person, (a) any corporation 50% or more of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person, directly or indirectly through Subsidiaries, and (b) any partnership, limited liability company, association, joint venture, trust or other entity in which such Person, directly or indirectly through Subsidiaries has a 50% or greater equity interest at the time. For purposes of this Agreement, neither the Joint Venture or the participation or ownership rights of the Companies in the Joint Venture shall be deemed to constitute a Subsidiary.
     “Tax Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

     “Tax Benefit” means, with respect to a Loss, an amount by which the Tax liability of a Person (or group of corporations filing a Tax Return that includes the Person), with respect to a taxable period, is reduced as a result of such Loss or the amount of any Tax refund or Tax credit that is generated (including, by deduction, loss, credit or otherwise) as a result of such Loss, and any related interest received from any relevant Tax Authority; provided, in each case, only the reasonable present value of any Tax Benefit shall be considered with respect to a Loss.
     “Tax Indemnified Party” has the meaning provided such term in Section 7.3(b).
     “Tax Indemnifying Party” has the meaning provided such term in Section 7.3(b).
     “Tax Proceeding” has the meaning provided such term in Section 7.1(e).
     “Tax Returns” means any report, return, election, document, estimated tax filing, declaration or other filing provided to any Tax Authority including any amendments thereto.
     “Taxes” or “Tax” means (a) all taxes, assessments, duties, levies, imposts or other similar charges imposed by a Governmental Authority, including all income, franchise, profits, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, windfall profits, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental (including taxes under Code Section 59A), alternative minimum, add-on, value-added, withholding (including backup withholding) and other taxes, assessments, duties, levies, imposts or other similar charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax, additional amounts imposed by any Governmental Authority, penalties and interest, (b) any liability of any Company for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability of such Company for payment of such amounts was determined or taken into account with reference to the liability of any other Person, and (c) any liability of any Company for the payment of any amounts as a result of being a party to any Tax-Sharing Agreement or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other Person.
     “Tax-Sharing Agreement” means all existing agreements or arrangements (whether or not written) that are binding on any Company and regarding the sharing, allocation, or payment of Taxes or amounts in lieu of Taxes.
     “Third-Party Claim” has the meaning provided such term in Section 9.3(a).
     “Title Commitments” has the meaning provided such term in Section 6.13(a).
     “Title Company” has the meaning provided such term in Section 6.13(a).
     “United States” means United States of America.
     “Versado” has the meaning provided such term in the recitals to this Agreement.

     “Versado LLC Agreement” means the Limited Liability Company Agreement of Versado Gas Processors, L.L.C., as amended.
     “Volume Weighted Average Price” with respect to the Common Units on any trading day means the per unit volume weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg Page NGLS<equity>AQR (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day or, if such Volume Weighted Average Price is unavailable or such page or its equivalent is unavailable, the volume weighted average price of each trade in the Common Units during such trading day between 9:30 a.m. and 4:00 p.m., New York City time, on The New York Stock Exchange or, if the Volume Weighted Average Price is unavailable from the above-referenced sources, as calculated by a nationally recognized independent investment banking firm retained for this purpose by the Buyer, such calculation to be made in a manner consistent with the manner in which “Volume Weighted Average Price” would have been determined by Bloomberg.
     “Working Capital” means the working capital of the Business as calculated using the methodologies and procedures set forth in Schedule 2.4.
     “Working Capital Deficiency Notice” has the meaning provided such term in Section 2.4(a).
     Section 1.2 Rules of Construction.
          (a) All article, section, schedule and exhibit references used in this Agreement are to articles, sections, schedules and exhibits to this Agreement unless otherwise specified. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.
          (b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.
          (c) The Parties acknowledge that each Party and its attorney has reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.
          (d) The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

          (e) All references to currency herein shall be to, and all payments required hereunder shall be paid in, Dollars.
          (f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
          (g) Any event hereunder requiring the payment of cash or cash equivalents on a day that is not a Business Day shall be deferred until the next Business Day.
ARTICLE II
PURCHASE AND SALE; CLOSING
     Section 2.1 Purchase and Sale of Purchased Interests. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, Seller shall sell, assign, transfer and convey to Buyer (or a designated Subsidiary of Buyer), and Buyer (or a designated Subsidiary of Buyer) shall purchase and acquire from Seller, the Purchased Interests, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws.
     Section 2.2 Purchase Price.
          (a) The total purchase price consideration payable by Buyer to Seller for the Purchased Interests (the “Purchase Price”) shall be the sum of (i) $230,000,000 plus (ii) an amount equal to ..63 times an amount equal to (x) the amount of cash in Versado reflected on Versado’s books and records as of the Effective Time less (y) the amount of any accruals for NMED Capital Projects reflected on Versado’s books and records as of the Effective Time payable as set forth below less (z) an amount, as of the Effective Date, which represents the sum of one month of operating expense and two months of capital expenditures for Versado.
          (b) The Purchase Price shall be payable (i) 99% in cash (through the assumption and payment by Buyer at Closing of $227,700,000 of indebtedness owed by the Companies to Seller or its Affiliates) and (ii) 1% in equity securities consisting of Common Units and GP Units (collectively, the “Purchased Units”). The Purchased Units shall be valued at the Volume Weighted Average Price of the Common Units on the New York Stock Exchange for the ten (10) trading days ending five trading days prior to the date hereof. An example of this calculation is set forth on Schedule 2.2(b). The Purchased Units shall be issued in the following ratio: 98% of the Purchased Units shall be Common Units issued to Seller and 2% of the Purchased Units shall be GP Units issued, at the direction of Seller, to Targa Resources GP LLC (the “General Partner”).
     Section 2.3 The Closing.
          (a) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Vinson & Elkins L.L.P., 2500 First City Tower, 1001 Fannin Street, Houston, Texas 77002, commencing at 10:00 a.m. local time on the third Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the Parties shall take at the Closing itself) or such other date as Buyer and Seller may mutually determine (the “Closing Date”); provided, the Closing shall be deemed to have been consummated at 12:01 a.m. Houston, Texas time on the first day of the month in which the Closing occurs (the “Effective Time”).
          (b) At the Closing, Seller will deliver the following documents and deliverables to Buyer:
               (i) an assignment or assignments effecting the transfer to Buyer (or designated Subsidiary of Buyer) of ownership of all of the Purchased Interests together with certificates, if any, representing the Purchased Interests and such other documentation as is required to admit Buyer (or a designated Subsidiary of Buyer) as a partner or member of the Companies, as applicable;
               (ii) a certification in the form prescribed by Treasury Regulation Section 1.1445-2(b)(2) to the effect that Seller is not a foreign person;
               (iii) resolutions of the applicable managers, directors and equityholders of Seller required for approval of the transactions contemplated hereby;
               (iv) certificates of good standing and existence as of a recent date with respect to each of the Companies;
               (v) certificates required by Article VIII; and
               (vi) such other certificates, instruments of conveyance, and documents as may be reasonably requested by Buyer and agreed to by Seller prior to the Closing Date to carry out the intent and purposes of this Agreement.
          (c) At the Closing, Buyer will deliver the following documents and deliverables to Seller (or Seller’s designees) (or the General Partner, as applicable):
               (i) the Common Units which are a portion of the Purchased Units;
               (ii) the GP Units which are a portion of the Purchased Units;
               (iii) resolutions of the Board of Directors of the general partner of Buyer as required for approval of the transactions contemplated hereby;
               (iv) certificates required by Article VIII; and
               (v) such other certificates, instruments, and documents as may be reasonably requested by Seller and agreed to by Buyer prior to the Closing Date to carry out the intent and purposes of this Agreement.
     Section 2.4 Sufficient Working Capital.
          (a) Schedule 2.4(a)(i) sets forth the estimated Working Capital of the Companies and the Joint Venture as of June 30, 2010. Seller has represented to Buyer that the Working Capital of the Companies and the Joint Venture as of June 30, 2010 is and that the

Working Capital of the Companies and the Joint Venture as of the Effective Time (“Effective Time Working Capital”) will be a reasonably sufficient level of Working Capital to support the operations of the Business in a manner consistent with the historical operations of the Business and assuming normal operating conditions. If within ninety (90) days following the Closing Date, Buyer reasonably determines that the Effective Time Working Capital was not at a reasonably sufficient level at the Effective Time, then Buyer may notify Seller in writing (within such 90 day period) of any deficiency (“Working Capital Deficiency Notice”) which notice shall specify in detail the areas in which the Effective Time Working Capital was not sufficient. Following its receipt of a timely Working Capital Deficiency Notice, Seller shall cooperate with Buyer to determine whether the Effective Time Working Capital was or was not sufficient at the Effective Time and if Seller and Buyer cannot come to a mutual agreement regarding the sufficiency of Effective Time Working Capital or any required payments by Seller to Buyer to cure any claimed insufficiency, then either the Seller or Buyer may submit the issue of whether or not the Effective Time Working Capital was sufficient at the Effective Time to arbitration pursuant to the arbitration provisions set forth on Schedule 2.4(a)(ii) attached hereto.
          (b) For purposes of this Section 2.4, Effective Time Working Capital shall be deemed to be sufficient if the level of such working capital was consistent with historical levels of working capital maintained by the Companies and the Joint Venture with respect to their operations taking into consideration the known industry conditions and existing commercial arrangements of the Companies and the Joint Venture as of the Effective Time. In no event will Effective Time Working Capital be considered to not be sufficient due to a shortfall in Working Capital resulting from changes occurring after the Effective Time in industry, market or other conditions which are not normal and customary for the operations of the Companies and the Joint Venture including: (i) changes in commodities prices or in general economic conditions in the industries or markets in which any of the Companies or the Joint Venture operate, (ii) seasonal reductions in revenues and/or earnings of the Companies or the Joint Venture in the ordinary course of business, (iii) national, international or regional political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of the national emergency or war or the occurrence of any military or terrorist attack, (iv) changes in Law or GAAP, (v) natural disasters or unanticipated weather patterns and (vi) loss or damage to equipment, plants, pipelines or facilities used by the Companies or the Joint Venture which loss or damage could not be reasonably expected by the Companies or the Joint Venture. The Parties acknowledge that this Section 2.4 shall not affect Seller’s representations or warranties contained herein or the conditions to the Closing set forth herein.
     Section 2.5 Post-Closing True-Up. Since the transactions contemplated herein are deemed to be effective as of the Effective Time, there may be (i) certain payments made by Seller with respect to the Business and certain amounts received by Seller with respect to the Business which should have been made or received by Buyer and (ii) certain payments made by Buyer with respect to the Business and certain amounts received by Buyer with respect to the Business or Seller’s businesses which should have been made or received by Seller. Accordingly, Buyer and Seller shall, following the Closing Date, true-up such payments and receipts in accordance with the normal and customary settlement procedures of the Sellers with the applicable Party (Seller or Buyer) making net adjustment payments as necessary to effect the true-up and give effect to the transfer of the Business at the Effective Time.

ARTICLE III
REPRESENTATIONS AND WARRANTIES RELATING TO SELLER
     Except as disclosed in the Disclosure Schedules, Seller hereby represents and warrants to Buyer as follows:
     Section 3.1 Organization of Seller. Seller is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite partnership power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.
     Section 3.2 Authorization; Enforceability. Seller has all requisite partnership power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all requisite partnership action on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller, and this Agreement constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
     Section 3.3 No Conflict. The execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby by Seller (assuming all required filings, consents, approvals, authorizations and notices set forth in Schedule 3.3 (collectively, the “Seller Approvals”) have been made, given or obtained) do not and shall not:
          (a) violate any Law applicable to Seller or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority;
          (b) violate any Organizational Document of Seller; or
          (c) (i) breach any Contract to which Seller is a party or by which Seller may be bound, (ii) result in the termination of any such Contract, (iii) result in the creation of any Lien upon any of the Purchased Interests or (iv) constitute an event which, after notice or lapse of time or both, would result in any such breach, termination or creation of a Lien upon any of the Purchased Interests.
     Section 3.4 Litigation. There are no lawsuits or actions before any Governmental Authority pending or, to the Knowledge of Seller, threatened against Seller that would adversely affect the ability of Seller to perform its obligations under this Agreement, and there are no orders or unsatisfied judgments from any Governmental Authority binding upon Seller that would adversely affect the ability of Seller to perform its obligations under this Agreement.
     Section 3.5 Brokers’ Fees. Except as reflected on Schedule 3.5, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Seller or any of its Affiliates.

     Section 3.6 Ownership of Purchased Interests and Companies.
          (a) At Closing, Targa Versado Holdings LP will be the sole member of Targa Versado GP and have good and valid title to, hold of record and own beneficially all of the limited liability company interests of Targa Versado GP, free and clear of any Liens other than (i) transfer restrictions imposed thereon by applicable securities Laws and (ii) Permitted Liens, which will be released or removed at or prior to Closing.
          (b) At Closing, Targa Versado Holdings LP will be the sole limited partner of Targa Versado LP and have good and valid title to, hold of record and own beneficially a limited partner interest representing a 99% ownership in Targa Versado LP, free and clear of any Liens other than (i) transfer restrictions imposed thereon by applicable securities Laws and (ii) Permitted Liens, which will be released or removed at or prior to Closing.
          (c) At Closing, Targa Versado GP will have good and valid title to, hold of record and own beneficially all of the general partner interests in Targa Versado LP free and clear of all Liens other than (i) transfer restrictions imposed thereon by applicable securities laws and (ii) Permitted Liens, which will be released or removed at or prior to Closing.
          (d) With respect to each Company, there are no outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for equity securities, any other commitments or agreements providing for the issuance of additional equity interests or the repurchase or redemption of equity interests, and there are no agreements of any kind which may obligate any of the Companies to issue, purchase, redeem or otherwise acquire any of their respective equity interests. Except as set forth in Schedule 3.6(d), there are no voting agreements, proxies or other similar agreements or understandings with respect to the equity interests of any Company.
          (e) All of the Purchased Interests are duly authorized, validly issued and outstanding and fully paid, and were issued free of preemptive rights in compliance with Applicable Laws.
          (f) Upon consummation of the transactions contemplated hereby, Buyer (or one of its designated Subsidiaries) (i) will be the sole member of Targa Versado GP and will be the sole limited partner of Targa Versado LP and (ii) will acquire good and valid title to all of the Purchased Interests, free and clear of any Liens other than transfer restrictions imposed thereon by applicable securities Laws or Liens created by Buyer.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANIES
     All representations and warranties in this Article IV to the extent covering the Joint Venture or actions by Contracts of or assets of the Joint Venture shall be qualified to the Knowledge of Seller by this reference. Except as disclosed in the Disclosure Schedules, Seller hereby represents and warrants to Buyer as follows:
     Section 4.1 Organization of the Companies. Each of the Companies is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite limited liability company or partnership power and authority to own or lease its assets and to conduct its business as it is now being conducted. Each of the Companies is duly licensed or qualified in each jurisdiction in which the ownership or operation of its assets or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect on any of the Companies. Seller has made available to Buyer true copies of all existing Organizational Documents of each of the Companies.
     Section 4.2 No Conflict. The execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby by Seller (assuming all of the Seller Approvals have been made, given or obtained) do not and shall not:
          (a) violate, in any material respect, any Law applicable to the Companies or require any filing with, consent, approval or authorization of, or notice to, any Governmental Authority;
          (b) violate any Organizational Document of the Companies; or
          (c) (i) breach any Material Contract, (ii) result in the termination of any such Material Contract, (iii) result in the creation of any Lien under any Material Contract, or (iv) constitute an event which, after notice or lapse of time or both, would result in any such breach, termination or creation of a Lien.
     Section 4.3 Subsidiaries; Investments.
          (a) Except for ownership in another Company or as reflected on Schedule 4.3(a)(i), none of the Companies owns any equity interests in any Person. Schedule 4.3(a)(i) sets forth a complete list of all partnerships, joint ventures or other entities (other than a Company) in which any Company has, or will have at Closing, an interest, including a description of the type of such entity, the ownership interest of the Company therein and, to Seller’s Knowledge, the names and ownership interests of the other holders thereof.
          (b) At Closing, Targa Versado LP will hold of record and own beneficially a 63% member interest in Versado free and clear of any Liens other than (i) transfer restrictions imposed thereon by applicable securities laws, (ii) restrictions and encumbrances contained in the Versado LLC Agreement and (iii) Permitted Liens, which will be released or removed at or prior to Closing.
          (c) Seller has made available to Buyer true copies of all existing Organizational Documents of Versado.
     Section 4.4 Financial Statements; Records; Undisclosed Liabilities.
          (a) The Audited Financial Statements, once delivered, will have been prepared in accordance with GAAP (except as otherwise stated in the footnotes or the audit opinion related thereto) and will present fairly in accordance with GAAP, in all material respects, the financial position and the results of operations of the Business as of, and for the periods ended on, such dates.

          (b) All liabilities of the Companies that are required by GAAP to be reflected or reserved against in the December 31, 2009 balance sheet included in the Audited Financial Statements will be reflected or reserved against in the December 31, 2009 balance sheet included in the Audited Financial Statements. Except as set forth on Schedule 4.4(b), as of the Closing the Companies shall have no Indebtedness for Borrowed Money, other than Indebtedness for Borrowed Money incurred by Buyer.
     Section 4.5 Absence of Certain Changes. Except as disclosed on Schedule 4.5, since the Balance Sheet Date, (a) there has not been any Material Adverse Effect on the Companies or, on the Joint Venture, (b) the business of each of the Companies and of the Joint Venture, has been conducted, in all material respects, only in the ordinary course consistent with past practices, and (c) there has been no damage, destruction or loss to the assets or properties of the Companies or the Joint Venture, which could reasonably be expected to have a material and adverse impact on the business of the Companies or the Joint Venture, as the case may be.
     Section 4.6 Contracts.
          (a) Schedule 4.6(a) contains a true and complete listing of the following Contracts to which any of the Companies or the Joint Venture is a party, or will become a party to prior to or concurrently with the Closing (such Contracts that are required to be listed on Schedule 4.6(a) being “Material Contracts”):
               (i) except for any intercompany indebtedness that will be cancelled or distributed prior to the Closing, each Contract for Indebtedness for Borrowed Money;
               (ii) natural gas gathering, purchasing and processing Non-Affiliate Contracts which represent in the aggregate in excess of 70% of the natural gas volumes gathered or purchased and then processed by such Company or the Joint Venture for the twelve months ended December 31, 2009;
               (iii) natural gas gathering and transportation Non-Affiliate Contracts which represent in the aggregate in excess of 70% of the natural gas volumes gathered and transported by such Company or the Joint Venture for the twelve months ended December 31, 2009;
               (iv) natural gas sales Non-Affiliate Contracts which represent in the aggregate in excess of 70% of the natural gas volumes sold by such Company or the Joint Venture for the twelve months ended December 31, 2009;
               (v) natural gas liquids sales Non Affiliate Contracts which represent in the aggregate in excess of 70% of the natural gas liquids sold by such Company or the Joint Venture for the twelve months ended December 31, 2009;
               (vi) each Contract involving a remaining commitment obligating a Company or the Joint Venture to make capital expenditures in excess of $1,000,000 following the Closing;

               (vii) each Contract for lease of personal property involving payments in excess of $1,000,000 for the twelve months ended December 31, 2009;
               (viii) except for Contracts of the nature described in clauses (i) through (iii) above, each Contract involving aggregate payments in excess of $1,000,000 for the twelve months ended December 31, 2009, or any successor contract between Seller or any Affiliate of Seller (other than any of the Companies) on the one hand, and any of the Companies, on the other hand, which will survive the Closing and which cannot be cancelled by a Company upon 30 days or less notice without payment penalty;
               (ix) each Contract that provides for a limit on the ability of a Company or the Joint Venture to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing;
               (x) any partnership or joint venture agreement (other than the Organizational Documents of the Companies and the Joint Venture);
               (xi) any Contract under which any third party has rights to own or use any material asset of a Company or the Joint Venture, including any Intellectual Property right of a Company or the Joint Venture, other than pursuant to Contracts or commercial arrangements entered into by the Companies or the Joint Venture with such third parties in the ordinary course of business;
               (xii) the Material Real Estate Leases; and
               (xiii) any agreement relating to the acquisition or disposition following the Closing of any business (whether by merger, sale of stock, sale of assets or otherwise) or granting to any Person a right of first refusal, first offer or right to purchase any of the assets of a Company or the Joint Venture which right survives the Closing other than Permitted Liens.
          (b) True and complete copies of all Material Contracts have been made available to Buyer.
          (c) Except as set forth in Schedule 4.6(c), each Material Contract (other than such Material Contracts with respect to which all performance and payment obligations have been fully performed or otherwise discharged by all parties thereto prior to the Closing) (i) is in full force and effect and (ii) represents the legal, valid and binding obligation of the applicable Company or the Joint Venture (as the case may be) that is party thereto and, to the Knowledge of Seller, represents the legal, valid and binding obligation of the other parties thereto, in each case enforceable in accordance with its terms. Except as set forth in Schedule 4.6(c), none of the Companies or the Joint Venture nor any other party is in material breach of any Material Contract, and neither Seller nor any of the Companies or the Joint Venture has received any notice of termination or breach of any Material Contract.
     Section 4.7 Intellectual Property.
          (a) The Companies and the Joint Venture own or have the right to use, pursuant to license, sublicense, agreement or otherwise, all items of Intellectual Property required in the operation of their business as presently conducted. No third party has asserted against any of the Companies or the Joint Venture any written claim that such Company or the Joint Venture is infringing the Intellectual Property of such third party, and, no third party is infringing the Intellectual Property owned by any of the Companies or by the Joint Venture.
          (b) All of the Companies’ Intellectual Property which is required to conduct the Business (as currently being conducted) and all of the Joint Venture’s Intellectual Property which is required to conduct its business (as currently being conducted) is listed on Schedule 4.7(b). No Intellectual Property listed or required to be listed in such schedule is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by a Company or the Joint Venture.
     Section 4.8 Litigation. Except as set forth in Schedule 4.8, (a) there are no lawsuits or actions before any Governmental Authority pending or, to the Knowledge of Seller, threatened by any Person against any of the Companies or the Joint Venture or with respect to any material Company assets or material Joint Venture assets, other than lawsuits or actions which could not reasonably be expected to have a material and adverse impact on the Companies or on the Joint Venture, as the case may be and (b) neither the Companies nor the Joint Venture is subject to any injunction, order or unsatisfied judgment from any Governmental Authority.
     Section 4.9 Taxes. Except as set forth on Schedule 4.9, with respect to each Company and the Joint Venture (a) all Tax Returns required to be filed have been duly and timely filed with the appropriate Tax Authority, and were, when filed, true, correct and complete in all material respects, (b) all Taxes due and owing (whether or not shown as due on any Tax Returns) have been timely paid in full, (c) there are no Liens on any of the assets of such Company or the Joint Venture that arose in connection with any failure (or alleged failure) to pay any Tax, (d) there is no claim, action, or proceeding pending by any applicable Tax Authority in connection with any Tax, (e) no Tax Returns are now under audit or examination by any Tax Authority, (f) there are no agreements or waivers providing for an extension of time with respect to the filing of any Tax Returns or the assessment or collection of any such Tax, (g) no written claim has been made by any Tax Authority in a jurisdiction where such Company or the Joint Venture does not file a Tax Return that it is or may be subject to taxation in that jurisdiction, (h) such Company or the Joint Venture is not a party to any Tax-Sharing Agreement, or is not otherwise liable for the Taxes of any other Person (including as a transferee or successor), (i) since its inception, each Company has been disregarded as an entity separate from its owner for federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b)(1) and the Joint Venture is taxed as a partnership for federal income tax purposes, (j) no power of attorney that is currently in force has been granted with respect to any matter relating Taxes that could affect such Company or the Joint Venture, and (k) such Company or the Joint Venture, as the case may be, has not, during any period for which the statute of limitations for any relevant Tax has not expired, participated in any listed transaction required to be disclosed under Treasury Regulation Section 1.6011-4.
     Section 4.10 Environmental Matters. To the Knowledge of Seller, except as set forth on Schedule 4.10:

          (a) the operations of the Companies and the Joint Venture are in compliance in all material respects with all Environmental Laws, which compliance includes the possession and maintenance of, and compliance with, all material Permits required under all applicable Environmental Laws;
          (b) none of the Companies or the Joint Venture are the subject of any outstanding administrative or judicial order or judgment, agreement or arbitration award from any Governmental Authority under any Environmental Laws requiring remediation or the payment of a fine or penalty; and
          (c) none of the Companies or the Joint Venture are subject to any action pending or threatened in writing, whether judicial or administrative, alleging noncompliance with or potential liability under any Environmental Law.
     Except for Section 4.12, Buyer acknowledges that this Section 4.10 shall be deemed to be the only representation and warranty in the Agreement with respect to environmental matters.
     Section 4.11 Legal Compliance. Except with respect to (a) matters set forth in Schedule 4.8, (b) compliance with Laws concerning Taxes (as to which certain representations and warranties are made pursuant to Section 4.9), (c) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 4.10), and (d) compliance with Permits (as to which representations and warranties are made pursuant to Section 4.12), the Companies and the Joint Venture are in compliance in all material respects with all applicable Laws and none of the Companies or the Joint Venture have received written notice of any violation of any Law, relating to the operation of the business or to any of their assets or operations which could reasonably be expected to materially and adversely impact the Companies or the Joint Venture, as the case may be.
     Section 4.12 Permits. Except as set forth in Schedule 4.12, each of the Companies and the Joint Venture possesses or has the ability to operate under all material Permits necessary for it to own its assets and operate its business as currently conducted. All such Permits of the Companies and the Joint Venture are in full force and effect. There are no lawsuits or other proceedings pending or, to the Knowledge of Seller, threatened in writing before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof. To the Knowledge of Seller, such Permits will not be subject to suspension, modification, revocation or non-renewal as a result of the execution, delivery and consummation of the transactions contemplated hereby.
     Section 4.13 Insurance. Schedule 4.13 contains a summary description of all material policies of property, fire and casualty, product liability, workers’ compensation and other insurance held by or for the benefit of any of the Companies (or the Joint Venture) as of the date of this Agreement. Except as reflected on Schedule 4.13, there is no material claim by any Company or the Joint Venture pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies. All premiums due and payable under such policies have been paid by the Companies and by the Joint Venture, as applicable; and the Companies and the Joint Venture have complied with the terms and conditions of such policies. All such insurance policies are in full force and effect. No notice of cancellation of, or indication of an intention not to renew, any such insurance policy has been received by Seller or the Joint Venture other than in the ordinary course of business.
     Section 4.14 Labor Relations. None of the Companies or the Joint Venture (a) is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Seller’s Affiliates who provide services to a Company or the Joint Venture, and, to the Knowledge of Seller, there are no organizational campaigns, petitions or other unionization activities focusing on persons employed by Seller’s Affiliates who provide services to a Company or the Joint Venture which seeks recognition of a collective bargaining unit, or (b) is subject to any strikes, material slowdowns or material work stoppages pending or, to the Knowledge of Seller, threatened in writing between a Company and any group of the foregoing employees. Except as set forth on Schedule 4.14, none of the Companies (i) has any employees and all employment services to a Company immediately following the Closing will be rendered pursuant to the Omnibus Agreement or (ii) maintains, contributes or is subject to any employee benefit or welfare plan of any nature, including but not limited to, plans subject to ERISA.
     Section 4.15 Title to Properties and Related Matters.
          (a) Seller has delivered or made available to Buyer copies of the deeds and other instruments by which any Company or the Joint Venture has acquired (or will acquire prior to the Closing), fee simple title to material real property included in the Company’s or the Joint Venture’s assets, and all material real property records, all title insurance policies, opinions, abstracts and surveys in the possession of Seller and relating to such real property interests.
          (b) Schedule 4.15(b)(i) sets forth a list of all material real property owned in fee by any Company or its Subsidiaries or the Joint Venture, but does not include compressor sites, easements, rights of way and other similar real property interests which are not considered by the Seller to be independently material. Except as set forth on Schedule 4.15(b)(ii), there are no outstanding options or rights of first refusal to purchase any of the real property which is fee owned by the Companies or the Joint Venture reflected on Schedule 4.15(b)(i).
          (c) Except as reflected in Schedule 4.15(c)(i), the Companies and the Joint Venture have (i) good and defensible fee simple title to or valid leasehold interests in all of its real property and (ii) good and valid title to all of its personal property used in the ordinary conduct of business, except (x) for such defects in title as could not, individually or in the aggregate, reasonably be expected to materially and adversely impact the ability of the Companies or the Joint Venture to conduct their respective business (y) Permitted Liens and (z) for easements, rights of way and similar property use rights. The real property and personal property owned by the Companies or the Joint Venture are subject to no Liens other than Permitted Liens. Schedule 4.15(c)(ii) includes a list of all real estate leases which involve the payment by the Companies or the Joint Venture of in excess of $250,000 in any calendar year or which if lost would have a material and adverse impact on the Companies’ ability to conduct the Business or the Joint Ventures’ ability to conduct its business (“Material Real Estate Leases”). The Material Real Estate Leases are (i) in full force and effect, (ii) represent the legal, valid and binding obligations of the Company or the Joint Venture that is a party thereto and, to the Knowledge of Seller, represent the legal, valid and binding obligation of the other parties thereto, in each case enforceable in accordance with its terms. None of the Companies or the Joint

Venture and, to the Knowledge of Seller, no other party is in breach in any material respect of any Material Real Estate Lease.
     (d) Except as provided in Schedule 4.15(d), all of the plants, facilities and other tangible assets owned or leased by the Companies in the conduct of the Business and by the Joint Venture in the conduct of its business are to the Knowledge of Seller (i) structurally sound with no known defects (ii) in good operating condition and repair, subject to ordinary wear and tear, and (iii) not in need of maintenance or repair except for ordinary, routine maintenance and repair, except for such circumstances that could not reasonably be expected to have a material and adverse impact on the Companies, the Joint Venture, the Business and the business of the Joint Venture.
     (e) The Companies and the Joint Venture have such easements, rights of way and other similar property use rights which are sufficient, in the aggregate, for the Companies to conduct the Business and the Joint Venture to conduct its business as currently conducted except for Permitted Liens and such defects that would not reasonably be expected to materially and adversely impact the conduct by the Companies of the Business or the conduct by the Joint Venture of its business. Buyer acknowledges that this Section 4.15(e) shall be deemed to be the only representation and warranty in the Agreement with respect to easements, rights of way and other similar property use rights held or used by the Companies or the Joint Venture.
     Section 4.16 Investment Representations. Seller is acquiring the Purchased Units for its own account with the present intention of holding the Purchased Units for investment purposes and not with a view to or for sale, in connection with any public distribution, of the Purchased Units in violation of any federal or state securities Laws. Seller has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Purchased Units. Seller acknowledges that the Purchased Units have not been registered under applicable federal and state securities Laws and that the Purchased Units may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal and state securities Laws or pursuant to an exemption from registration under any federal or state securities Laws.
ARTICLE V
REPRESENTATIONS AND WARRANTIES RELATING TO BUYER
     Buyer hereby represents and warrants to Seller as follows:
     Section 5.1 Organization of Buyer. Buyer is a limited partnership organized, validly existing and in good standing under the Laws of the State of Delaware.
     Section 5.2 Authorization; Enforceability. Buyer has all requisite partnership power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by Buyer, and no other partnership proceeding on the part of Buyer is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Buyer, and this Agreement constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
     Section 5.3 No Conflict. The execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby by Buyer (assuming all required filings, consents, approvals authorizations and notices set forth in Schedule 5.3 (collectively, the “Buyer Approvals”) have been made, given or obtained) does not and shall not:
          (a) violate any Law applicable to Buyer or require any filing with, consent, approval or authorization of, or, notice to, any Governmental Authority;
          (b) violate any Organizational Document of Buyer; or
          (c) (i) breach any material Contract, to which Buyer is a party or by which Buyer may be bound, (ii) result in the termination of any such material Contract, (iii) result in the creation of any Lien upon any of the properties or assets of Buyer or (iv) constitute an event which, after notice or lapse of time or both, would result in any such breach, termination or creation of a Lien.
     Section 5.4 Litigation. There are no lawsuits or actions before any Governmental Authority pending or, to the Knowledge of Buyer, threatened in writing against Buyer that would reasonably be expected to have a material and adverse impact on the ability of Buyer to perform its obligations hereby, and there are no orders or unsatisfied judgments from any Governmental Authority binding upon Buyer that would reasonably be expected to have a material and adverse impact on the ability of Buyer to perform its obligations hereby.
     Section 5.5 Brokers’ Fees. Except as reflected on Schedule 5.5 hereto, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Buyer.
     Section 5.6 Investment Representation. Buyer is purchasing the Purchased Interests for its own account with the present intention of holding the Purchased Interests for investment purposes and not with a view to or for sale, in connection with any public distribution, of the Purchased Interests in violation of any federal or state securities Laws. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Purchased Interests. Buyer acknowledges that the Purchased Interests have not been registered under applicable federal and state securities Laws and that the Purchased Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal and state securities Laws or pursuant to an exemption from registration under any federal or state securities Laws.
     Section 5.7 Purchased Units. The Purchased Units have been duly authorized and upon issuance, at Closing, will be validly issued and fully paid. Such Purchased Units will be issued free of preemptive rights. Upon consummation of the transactions contemplated hereby,

Seller (or one of its designated Subsidiaries) will acquire good and valid title to all of the Purchased Units, free and clear of any Liens other than transfer restrictions imposed therein by applicable securities laws and the terms of the partnership agreement of Buyer.
ARTICLE VI
COVENANTS
     Section 6.1 Conduct of Business. From the date of this Agreement through the Closing, except as set forth on Schedule 6.1, as contemplated by this Agreement, or as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) Seller shall cause each of the Companies, and to the extent within its control will cause the Joint Venture to (x) operate its business in the ordinary course and (y) use Reasonable Efforts to preserve intact its business and its relationship with customers, suppliers and others having business relationships with it and (b) Seller shall not permit any of the Companies, and to the extent within its control will cause the Joint Venture not to:
          (i) amend its Organizational Documents;
          (ii) liquidate, dissolve, recapitalize or otherwise wind up its business;
          (iii) change its accounting methods, policies or practices, except as required by GAAP or applicable Laws;
          (iv) sell, assign, transfer, lease or otherwise dispose of any assets except in the ordinary course of business or pursuant to the terms of a Material Contract;
          (v) make any capital expenditure in excess of $1,000,000 other than capital expenditures reflected on Schedule 6.1(v) and other than reasonable capital expenditures in connection with any emergency or force majeure events;
          (vi) merge or consolidate with, or purchase substantially all of the assets or business of, or equity interests in, or make an investment in any Person (other than in a Company or extensions of credit to customers in the ordinary course of business);
          (vii) incur any Indebtedness for Borrowed Money or issue or sell any equity interests, notes, bonds or other securities of such Person (except for intercompany loans from or to Seller or its Affiliates in the ordinary course of business), or any option, warrant or right to acquire same;
          (viii) adopt any profit sharing, compensation, savings, insurance, pension, retirement or other benefit plan or otherwise hire any employees;
          (ix) enter into any Contract, except for Contracts entered into in the ordinary course of business;
          (x) create or assume any Lien, other than a Permitted Lien;

          (xi) terminate or close any facility, business or operation except in the ordinary course of business; or
          (xii) agree, whether in writing or otherwise, to do any of the foregoing.
     Section 6.2 Access. From the date hereof through the Closing, Seller shall afford to Buyer and its authorized Representatives reasonable access, during normal business hours and in such manner as not to unreasonably interfere with normal operation of the Companies and the Joint Venture, to the properties, books, contracts, records and appropriate officers and employees of Seller’ Affiliates who provide services to the Companies, and shall furnish such authorized Representatives with all financial and operating data and other information available to Seller concerning the affairs of each Company and the Joint Venture as Buyer and such Representatives may reasonably request. Seller shall have the right to have a Representative present at all times during any such inspections, interviews, and examinations. Notwithstanding the foregoing, Buyer shall have no right of access to, and Seller shall have no obligation to provide to Buyer, information relating to (a) any information the disclosure of which would jeopardize any privilege available to a Company, the Joint Venture, Seller or any Seller Affiliate relating to such information; or (b) any information the disclosure of which would result in a violation of Law.
     Section 6.3 Third-Party Approvals. Buyer and Seller shall (and shall each cause its respective Affiliates to) use Reasonable Efforts to obtain all material consents and approvals of third parties that any of Buyer, Seller or their respective Affiliates are required to obtain in order to consummate the transactions contemplated hereby.
     Section 6.4 Regulatory Filings. From the date of this Agreement until the Closing, each of Buyer and Seller shall, and shall cause their respective Affiliates to (i) make or cause to be made the filings required of such party or any of its Affiliates under any Laws with respect to the transactions contemplated hereby and to pay any fees due of it in connection with such filings, as promptly as is reasonably practicable, and in any event within ten Business Days after the date hereof, (ii) cooperate with the other Party and furnish all information in such Party’s possession that is necessary in connection with such other Party’s filings, (iii) use Reasonable Efforts to cause the expiration of the notice or waiting periods under the HSR Act and any other Laws with respect to the transactions contemplated hereby as promptly as is reasonably practicable, (iv) promptly inform the other Party of any communication from or to, and any proposed understanding or agreement with, any Governmental Authority in respect of such filings, (v) consult and cooperate with the other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and opinions made or submitted by or on behalf of any Party in connection with all meetings, actions and proceedings with Governmental Authorities relating to such filings, (vi) comply, as promptly as is reasonably practicable, with any requests received by such Party or any of its Affiliates under the HSR Act and any other Laws for additional information, documents or other materials, (vii) use Reasonable Efforts to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated hereby, and (viii) use Reasonable Efforts to contest and resist any action or proceeding instituted (or threatened in writing to be instituted) by any Governmental Authority challenging the transactions contemplated hereby as in violation of any Law. If a Party intends to participate in any meeting with any Governmental Authority with respect to such filings, it shall give the other Party reasonable prior notice of, and an opportunity to participate in, such meeting.
     Section 6.5 Company Guarantees.
          (a) A list of Company Guarantees is set forth in Schedule 6.5 hereto, and Seller shall update such schedule as of the Closing Date. Buyer shall use its Reasonable Efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Seller, on or before the Closing, valid and binding termination of Company Guarantees or releases of Seller and its Affiliates (other than the Companies), as applicable, from any liability or obligation, whether arising before, on or after the Closing Date, under any Company Guarantees in effect as of the Closing, including by providing substitute guarantees with terms that are as favorable to the counterparty as the terms of the applicable Company Guarantees and by furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request. If any Company Guarantee has not been released as of the Closing Date, then Buyer shall continue to use its Reasonable Efforts after the Closing to cause each such unreleased Company Guarantee to be released promptly. Buyer shall indemnify and hold harmless Seller and its Affiliates from and after the Closing for any Losses arising out of or relating to any Company Guarantees.
          (b) Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time after 90 days following the Closing Date, Seller and its Affiliates may, in their sole discretion, take any action to terminate, obtain release of or otherwise limit its liability under any and all outstanding Company Guarantees.
     Section 6.6 Indebtedness for Borrowed Money. Other than the payment by Buyer of indebtedness of the Companies as provided in Section 2.2(b), at the Closing, (i) Seller shall cause the Companies to distribute to Seller any remaining Indebtedness for Borrowed Money due to the Companies from Seller or its Affiliates (other than the Companies) and (ii) Seller shall cancel and contribute to the capital of the applicable Company (or, as applicable, cause its Affiliates to cancel) any Indebtedness for Borrowed Money due from the Companies to Seller or its Affiliates (other than the Companies), in each case including interest and other amounts accrued thereon or due in respect thereof.
     Section 6.7 Update Information. At any time prior to the Closing, Seller may supplement in writing any information furnished on the Disclosure Schedules to reflect post-signing developments and matters (which if not included on a Disclosure Schedule would constitute a breach of this Agreement by Seller) by furnishing such supplemented information to Buyer pursuant to the notice provisions hereof. If (i) Seller so furnishes supplemental information, (ii) the absence of such information would have resulted in a breach of any representation or warranty under this Agreement and (iii) the Closing occurs, then such information shall be deemed to amend this Agreement and the Disclosure Schedules for all purposes hereunder, provided if such supplemental disclosure would result in Losses to the Companies in excess of $3,000,000 in the aggregate then Buyer may elect, by written notice to Seller, to terminate this Agreement.

     Section 6.8 Books and Records. From and after the Closing, Buyer shall preserve and keep a copy of all books and records (other than Tax Records which are addressed in Article VII) relating to the business or operations of the Companies and the Joint Venture on or before the Closing Date in Buyer’s possession for a period of at least seven years after the Closing Date. After such seven-year period, before Buyer shall dispose of any such books and records, Buyer shall give Seller at least ninety (90) days prior notice to such effect, and Seller shall be given an opportunity, at its cost and expense, to remove and retain all or any part of such books and records as Seller may select. Buyer shall provide to Seller, at no cost or expense to Seller, reasonable access during business hours to such books and records as remain in Buyer’s possession and reasonable access during business hours to the properties and employees of Buyer, the Companies and the Joint Venture in connection with matters relating to the business or operations of the Companies and the Joint Venture on or before the Closing Date and any disputes relating to this Agreement.
     Section 6.9 Permits. Seller and Buyer shall cooperate to provide all notices and otherwise take all actions required to transfer or reissue any Permits, including those required under Environmental Laws, as a result of or in furtherance of the transactions contemplated hereby.
     Section 6.10 Hedges.
          (a) Seller shall use Reasonable Efforts to cause all hedge agreements and arrangements existing at the Closing and associated with the Companies and the Business, including hedge agreements and arrangements which are held by or in the name of Seller or its Affiliates (other than the Companies) and are attributable to the Companies and the Business (the “Business Hedges”) to be transferred to and held by the Companies as of the Closing Date. Schedule 6.10 includes a listing of the Business Hedges as of the date hereof. To the extent that Seller or its Affiliates (other than the Companies) incur any costs in breaking, terminating, substituting or transferring hedge agreements or arrangements in connection with the foregoing covenant (“Hedge Transfer Breakup Costs”) then Seller will bear such Hedge Transfer Breakup Costs.
          (b) In the event that Seller is unable to or otherwise elects not to effect a transfer to the Companies of any Business Hedges, then Seller will continue to hold and maintain such retained Business Hedges for the benefit of the Companies and the Companies and the Buyer and Seller will make true up payments on a calendar quarter basis following the Closing as necessary to provide to Buyer the economic impact (whether positive or negative) of any such Business Hedges held by Seller. To the extent the retained Business Hedges have a positive economic impact through the applicable calendar quarter, then Seller will make a corresponding cash true up payment to Buyer and to the extent the retained Business Hedges have a negative economic impact through the applicable calendar quarter then Buyer will make a corresponding cash true up payment to Seller. Such true up payments will be made within twenty (20) days following the end of each calendar quarter.
     Section 6.11 Insurance Proceeds. To the extent that Seller, the Companies or the Joint Venture have made payments to repair property damage of any Company’s assets or the Joint Venture’s assets prior to the Effective Time, Seller shall be entitled to receive and retain any and all amounts paid to Seller or its Affiliate insureds in respect of such property damage whether received prior to, on or after the Effective Time. To the extent that Buyer or the Companies or the Joint Venture make payments after the Effective Time to repair property damage of Company assets or Joint Venture assets which occurred prior to the Effective Time, Buyer shall be entitled to receive and Seller will cause to be paid to Buyer any and all amounts paid to Seller or other Affiliate insureds in respect of such property damage.
     Section 6.12 NMED Settlement Agreement Payments. Seller agrees and shall, from time to time after the Effective Time and upon written request from Buyer (a “NMED Capital Call”) pay to Buyer an amount equal to the amount of any capital expenditures hereafter required to be paid by Versado for NMED Capital Projects, excluding capital expenditures relating to the NMED Settlement Agreement which are the subject of accruals on the books and records of Versado as of the Effective Time (“NMED Capex”) times .63. In the event that Versado hereafter pays NMED Capex, then Buyer shall provide a NMED Capital Call to Seller describing such NMED Capex in detail and identifying the applicable NMED Capital Projects which required such NMED Capex. Seller shall, within ten days following its receipt of a NMED Capital Call and its confirmation of the NMED Capex requirement, make a reimbursement payment to Buyer equal to .63 times the NMED Capex amount specified in the NMED Capital Call.
     Section 6.13 Title Commitments and Title Policies.
          (a) Seller will cause to be delivered to Buyer current, binding title commitments for owners’ title policies issued by Stewart Title Company or another title company reasonably satisfactory to Buyer (the “Title Company”) covering each of the real properties of the Joint Venture described on Schedule 6.13(a) (the “Title Commitments”).
          (b) At the Closing, or as promptly thereafter as is reasonably practicable, Seller shall request that the Title Company issue to Buyer one or more owner’s title insurance policies in accordance with the Title Commitments, together with any customary endorsements thereto.
          (c) All title insurance premiums, charges and costs for the Title Commitments and title policies with respect to real property interests reflected above on Schedule 6.13(a) will be paid by Seller.
ARTICLE VII
TAX MATTERS
     Section 7.1 Tax Returns.
          (a) Through the Closing, Seller shall cause each of the Companies, and to the extent within its control, will cause the Joint Venture to continue their current tax treatment as (a) partnerships or (b) entities that are disregarded as separate from their owner for federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b)(1), and the operations of each of the Companies and the Joint Venture through the Effective Time shall be reflected on the federal income Tax Return of its owners. The income of the Companies will be apportioned to the period up to and including the Effective Time, and the period after the

Effective Time by closing the books of the Companies as of the Effective Time except as otherwise provided below in Section 7.1(c).
          (b) With respect to any Tax Return of a Company covering a taxable period ending on or before the Effective Time that is required to be filed after the Effective Time, Seller shall cause such Tax Return to be prepared and shall cause to be included in such Tax Return all Tax items required to be included therein. Not later than fifteen (15) days prior to the due date of each such Tax Return, Seller shall deliver a copy of such Tax Return to Buyer together with a statement of the difference, if any, of the amount of Tax shown due on such Tax Return over the amount set up as a liability for such Tax (for the period through the Effective Time) in the Effective Time Working Capital. Seller shall make all reasonable changes to such Tax Return requested by Buyer not later than ten (10) days prior to the due date of such Tax Return. If the Tax shown on the Tax Return exceeds the amount set up as a liability for the Tax (for the period through the Effective Time) in the Effective Time Working Capital, not later than the due date of such Tax Return, Seller shall pay to Buyer the amount of such excess. If the amount set up as a liability for the Tax (for the period through the Effective Time) in the Effective Time Working Capital exceeds the Tax shown on the Tax Return, not later than the due date of such Tax Return, Buyer shall pay to Seller the amount of such excess. Buyer shall cause the Company to file the Tax Return and timely pay the Taxes shown due on such Tax Return.
          (c) With respect to any Tax Return of a Company covering a taxable period beginning on or before the Effective Time and ending after the Effective Time that is required to be filed after the Effective Time, Buyer shall cause such Tax Return to be prepared and shall cause to be included in such Tax Return all Tax items required to be included therein. Buyer shall determine (by an interim closing of the books as of the Effective Time except for ad valorem Taxes and franchise taxes based solely on capital which shall be prorated on a daily basis) the Tax which would have been due with respect to the period covered by such Tax Return if such taxable period ended on the Effective Time (the “Pre-Closing Tax”). For this purpose, any franchise Tax paid or payable with respect to a Company shall be allocated to the taxable period during which the income, operations, assets or capital comprising the base of such Tax is measured. Not later than fifteen (15) days prior to the due date of each such Tax Return, Buyer shall deliver a copy of such Tax Return to Seller for its review. Buyer shall make all reasonable changes to such Tax Return requested by Seller not later than ten (10) days prior to the due date of such Tax Return. Not later than the due date of the Tax Return, either (i) Seller shall pay to Buyer the excess, if any, of the Pre-Closing Tax over the amount set up as a liability for the Pre-Closing Tax in the Effective Time Working Capital, or (ii) Buyer shall pay to Seller the excess, if any, of the amount set up as a liability for the Pre-Closing Tax in the Effective Time Working Capital over the Pre-Closing Tax. Buyer shall cause the Company to file the Tax Return and timely pay the Taxes shown due on such Tax Return.
          (d) Any Tax Return prepared pursuant to the provisions of this Section 7.1 shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except as otherwise required by Law or fact. Any dispute arising pursuant to the provisions of Section 7.1(b) or Section 7.1(c) shall be resolved pursuant to procedures comparable to the procedures applicable under Section 2.4(a).

          (e) Buyer and Seller shall cooperate fully, and Buyer shall cause each of the Companies to cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns pursuant to this Section 7.1 [(and Section 7.6)], requests for the provision of any information or documentation within the knowledge or possession of the other Party as reasonably necessary to facilitate compliance with financial reporting obligations arising under FASB Statement No. 109 (including without limitation, compliance with Financial Accounting Standards Board Interpretation No. 48), and any audit, litigation or other proceeding (each a “Tax Proceeding”) with respect to Taxes. Such cooperation shall include access to, the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Seller will, and Buyer will and will cause the Companies to, (i) retain all books and records with respect to Tax matters pertinent to the Companies relating to any taxable period beginning before the Effective Time until the later of six (6) years after the Effective Time or the expiration of the applicable statute of limitations of the respective taxable periods (including any extensions thereof), and to abide by all record retention agreements entered into with any Tax Authority, and (ii) give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Buyer or Seller, as the case may be, shall allow the other party to take possession of such books and records. Buyer and Seller each agree, upon request, to use Reasonable Efforts to obtain any certificate or other document from any Tax Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated hereby.
     Section 7.2 Transfer Taxes. Buyer shall be responsible for and indemnify Seller for the payment of all state and local transfer, sales, use, stamp, registration or other similar Taxes resulting from the transactions contemplated hereby.
     Section 7.3 Tax Indemnity.
          (a) Seller shall be liable for, shall pay and shall protect, defend, indemnify and hold harmless Buyer and the Companies from (i) any breach of the representations and warranties contained in Section 4.9 and (ii) any and all Taxes in excess of any liability for Taxes (for the period through the Effective Time) reflected in the Effective Time Working Capital which relate to or result from the income, business, property or operations of the Companies prior to the Effective Time. The representations and warranties contained in Section 4.9 shall survive the Closing until six months after expiration of the applicable statute of limitations. Buyer shall be solely liable for, shall pay and shall protect, defend, indemnify and hold harmless Seller from any and all Taxes, together with costs and expenses with respect thereto, which relate to or result from the income, business, property or operations of the Companies after the Effective Time.
          (b) If any claim (an “Indemnified Tax Claim”) is made by any Tax Authority that, if successful, would result in indemnification of any Party (the “Tax Indemnified Party”) by another Party (the “Tax Indemnifying Party”) under this Section 7.3, the Tax Indemnified Party shall promptly, but in no event later than the earlier of (i) forty-five (45) days after receipt of notice from the Tax Authority of such claim or (ii) fifteen (15) days prior to the date required for the filing of any protest of such claim, notify the Tax Indemnifying Party in writing of such fact, including a description in reasonable detail of the nature of the Indemnified Tax Claim, and a copy of all papers received with respect to such claim (if any).
          (c) The Tax Indemnifying Party shall control all decisions with respect to any Tax Proceeding involving an Indemnified Tax Claim and the Tax Indemnified Party shall take such action (including settlement with respect to such Tax Proceeding or the prosecution of such Tax Proceeding to a determination in a court or other tribunal of initial or appellate jurisdiction) in connection with a Tax Proceeding involving an Indemnified Tax Claim as the Tax Indemnifying Party shall reasonably request in writing from time to time, including the selection of counsel and experts and the execution of powers of attorney; provided that (i) if within thirty (30) days after the notice required by Section 7.3(b) has been delivered (or such earlier date that any payment of Taxes with respect to such claim is due but in no event sooner than five days after the Tax Indemnifying Party’s receipt of such notice), the Tax Indemnifying Party requests that such claim be contested, and (ii) if the Tax Indemnified Party is requested by the Tax Indemnifying Party to pay the Tax claimed and sue for a refund, the Tax Indemnifying Party shall have advanced to the Tax Indemnified Party, on an interest-free basis, the amount of such claim. The Tax Indemnified Party shall not make any payment of an Indemnified Tax Claim for at least thirty (30) days (or such shorter period as may be required by applicable law) after the giving of the notice required by Section 7.3(b) with respect to such claim, shall give to the Tax Indemnifying Party any information requested related to such claim, and otherwise shall cooperate with the Tax Indemnifying Party in order to contest effectively any such claim. Notwithstanding anything in this Section 7.3 to the contrary, (i) the Tax Indemnifying Party shall not, without the written consent of the Tax Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), enter into any compromise or settlement regarding an Indemnified Tax Claim that will effect taxable periods ending after the Effective Time or that involves issues that recur for taxable periods ending after the Effective Time, (ii) the Tax Indemnified Party may participate in, but not control (subject to clause “(iii)” below), any defense or settlement of any Indemnified Tax Claim controlled by the Indemnifying Party pursuant to this Section 7.3, and the Tax Indemnified Party shall bear its own costs and expenses with respect to such participation, and (iii) if the Tax Indemnifying Party fails to take action to timely defend an Indemnified Tax Claim, then the Tax Indemnified Party shall have the exclusive right to defend, and be reimbursed by the Tax Indemnifying Party for its reasonable cost and expense, in regard to the Indemnified Tax Claim with counsel selected by the Tax Indemnified Party, in which case the Tax Indemnified Party shall have full control of such defense and proceedings; provided, however, that the Tax Indemnified Party may not enter into any compromise or settlement of such Indemnified Tax Claim if indemnification is to be sought hereunder, without the Tax Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed).
     Section 7.4 Scope. Notwithstanding anything to the contrary herein, this Article VII shall be the exclusive remedy for any claims relating to Taxes (including any claims relating to representations respecting Tax matters including Section 4.9). The rights under this Article VII shall survive the Closing until thirty (30) days after the expiration of the statute of limitations (including extensions) applicable to such Tax matter. No claim may be made or brought by any Party hereto after the expiration of the applicable survival period unless such claim has been asserted by written notice specifying the details supporting the claim on or prior to the expiration of the applicable survival period.
     Section 7.5 Tax Refunds. In the event that Buyer receives any refund of Taxes from a taxing jurisdiction or a reimbursement of Taxes from a third-party with respect to any Pre-Closing Taxable Period, such amounts shall belong to Seller and shall be forwarded by Buyer to Seller within ten days of receipt.
     Section 7.6 Contribution Structure. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that their intent is that the transfer of the Purchased Interests pursuant to the terms and conditions of this Agreement shall constitute a contribution transaction as described in Section 721 of the Code, subject to the provisions of Section 707 of the Code, and any cash proceeds received by Seller pursuant to this Agreement (including Section 2.4, Section 6.12, Article VII, and Article IX) shall be, to the extent possible, treated as reimbursement for capital expenditures pursuant to Treasury Regulation Section 1.701-4(d).
ARTICLE VIII
CONDITIONS TO OBLIGATIONS
     Section 8.1 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated hereby is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Buyer:
          (a) Buyer Approvals shall have been duly made, given or obtained and shall be in full force and effect;
          (b) Each of the representations and warranties of Seller contained in this Agreement (other than those contained in Section 3.2 and Section 3.6, which shall be true and correct in all respects) shall be true in all material respects as of the date of this Agreement and as of the Closing, as if made at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true as of such certain date) without giving effect to the words “material”, “material adverse effect” or “Material Adverse Effect”;
          (c) Seller shall have performed or complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by it at or before the Closing;
          (d) Seller shall have delivered to Buyer a certificate, dated as of the Closing Date, certifying that the conditions specified in Sections 8.1(b) and 8.1(c) have been fulfilled;
          (e) No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction, judgment or other order shall have been enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, and no investigation, action or proceeding before a Governmental Authority shall have been instituted or threatened challenging or seeking to restrain or prohibit the transactions contemplated hereby or to recover damages in connection therewith;
          (f) Buyer shall have received a true and complete copy, certified by the secretary of Seller, of resolutions duly and validly adopted by the board of directors of Seller, evidencing their authorization of the execution and delivery of this Agreement and the consummation of transactions contemplated hereby;
          (g) the waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or have been terminated;
          (h) Seller shall have delivered to Buyer all of the documents, certificates and other instruments required to be delivered under, and otherwise complied with the provisions of, Section 2.3(b);
          (i) Buyer shall have obtained such third party financing as may be required for Buyer to consummate the transactions contemplated by this Agreement, which shall have been approved by the board of directors of the General Partner;
          (j) Buyer shall not have provided notice to Seller that Buyer is contemplating a material acquisition transaction or business combination and the Board of Directors of Targa Resources GP LLC, the general partner of Buyer, has determined that, in light of such pending material transaction, Buyer cannot proceed with consummation of the transactions contemplated hereby;
          (k) Seller shall have delivered the Audited Financial Statements, and such Audited Financial Statements shall not reflect any material negative variances in assets or liabilities taken in the aggregate, or in cash flows or results of operations from such items reflected in the unaudited financial statements for the Business delivered by Seller to Buyer prior to the execution of this agreement; and.
          (l) Seller shall have delivered to Buyer the Title Commitments referenced in Section 6.13(a) and such Title Commitments shall not reflect any defects in title other than Permitted Liens and other defects which would not, individually or in the aggregate, reasonably be expected to materially and adversely impact the ability of the Joint Venture to conduct its business as currently conducted.
     Section 8.2 Conditions to the Obligations of Seller. The obligation of Seller to consummate the transactions contemplated hereby is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Seller:
          (a) Seller Approvals shall have been duly made, given or obtained and shall be in full force and effect;
          (b) Each of the representations and warranties of Buyer contained in this Agreement (other than those contained in Section 5.2, which shall be true and correct in all respects) shall be true in all material respects as of the date of this Agreement and as of the Closing, as if made anew at and as of that time (other than such representations and warranties that expressly address matters only as of a certain date, which need only be true as of such certain date) without giving effect to the words “material” or “material adverse effect;”
          (c) Buyer shall have performed or complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by Buyer on or before the Closing;
          (d) Buyer shall have delivered to Seller a certificate, dated as of the Closing Date, certifying that the conditions specified in Section 8.2(b) and (c) have been fulfilled;
          (e) No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction, judgment or other order shall have been enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, and no investigation, action or proceeding before a court or any other governmental agency or body shall have been instituted or threatened challenging or seeking to restrain or prohibit the consummation of the transactions contemplated hereby or to recover damages in connection therewith;
          (f) Buyer shall have delivered to Seller all of the documents, certificates and other instruments required to be delivered under, and otherwise complied with the provisions of, Section 2.3(c);
          (g) Seller shall have received a true and complete copy, certified by the secretary of the General Partner, of resolutions duly and validly adopted by the board of directors of the General Partner, evidencing authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and
          (h) The waiting period applicable to the consummation of the transaction contemplated hereby under the HSR Act shall have expired or have been terminated.
          (i) There shall not have been any circumstances, events or occurrences between the date hereof and the Effective Time which have caused the Effective Time Working Capital to be not sufficient as contemplated in Section 2.4 hereof by an amount in excess of $5,000,000.
ARTICLE IX
INDEMNIFICATION
     Section 9.1 Survival.
          (a) The representations and warranties of the Parties contained in this Agreement and all covenants contained in this Agreement that are to be performed prior to the Closing will survive the Closing for 12 months following the Closing; provided, however, that (i) the Fundamental Representations and Warranties shall survive for the applicable statute of limitations, (ii) the representations and warranties set forth in Section 4.9 (Taxes) shall survive as set forth in Article VII and (iii) the representation and warranty in Section 4.10 (Environmental Matters) shall not survive the Closing. Except as expressly set forth in Section 9.1(b) below, no

Party shall have any liability for indemnification claims made under this Article IX with respect to any such representation, warranty or pre-Closing covenant unless a Claim Notice is provided by the non-breaching Party to the other Party prior to the expiration of the applicable survival period for such representation, warranty or pre-Closing covenant. If a Claim Notice has been timely given in accordance with this Agreement prior to the expiration of the applicable survival period for such representation, warranty or pre-Closing covenant or claim, then the applicable representation, warranty or pre-Closing covenant shall survive as to such claim, until such claim has been finally resolved.
          (b) Seller shall have no liability for indemnification claims under Section 9.2(a)(ii) unless the appropriate written notice as referenced in the definition of “Pre-Closing Environmental Matter” is provided by Buyer to Seller on or prior to the second anniversary of Closing. If such notice has been given in accordance with this Agreement prior to the second anniversary of the Closing, then Seller will have an indemnification obligation with respect to the Pre-Closing Environmental Matters specifically described in such notice and such indemnification obligation shall survive and continue as to such matter after the second anniversary of the Closing.
          (c) All covenants and agreements of the parties contained in this Agreement to be performed after the Closing, will survive the Closing in accordance with their terms.
          (d) The representations and warranties of Seller will not be affected or reduced as a result of any investigation or Knowledge of Buyer.
          (e) For purposes of clarity, the limitations set forth in Section 9.4(a), (b) and (c) do not apply to indemnification claims for Pre-Closing Environmental Liabilities made under Section 9.2(a)(ii).
     Section 9.2 Indemnification.
          (a) Subject to Article VII relating to Taxes and the provisions of this Article IX, from and after the Closing, Seller shall indemnify and hold harmless Buyer, Buyer’s Affiliates and their respective Representatives (the “Buyer Indemnified Parties”) from and against (i) all Losses that Buyer Indemnified Parties incur arising from any breach of any representation, warranty or covenant of Seller in this Agreement and (ii) Pre-Closing Environmental Liabilities.
          (b) Subject to Article VII relating to Taxes and the provisions of this Article IX, from and after the Closing, Buyer shall indemnify and hold harmless Seller and its Affiliates and their respective Representatives (the “Seller Indemnified Parties”) from and against all Losses that Seller Indemnified Parties incur arising from or out of (i) the business and operations of the Companies (whether relating to periods prior to or after the Effective Time) to the extent such Losses are not matters for which Seller have an indemnification obligation under the provisions of Section 9.2(a) or (ii) any breach of any representation, warranty or covenant of Buyer in this Agreement.

          (c) Notwithstanding anything to the contrary herein, the Parties shall have a duty to use Reasonable Efforts to mitigate any Loss arising out of or relating to this Agreement or the transactions contemplated hereby.
          (d) Notwithstanding anything in this Article IX to the contrary, all Losses relating to Taxes which are the subject of Article VII shall only be subject to indemnification under Section 7.3.
     Section 9.3 Indemnification Procedures. Claims for indemnification under this Agreement (other than claims involving a Tax Proceeding or a breach of Section 4.9, the procedures for which are set forth in Article VII) shall be asserted and resolved as follows:
          (a) Any Buyer Indemnified Party or Seller Indemnified Party claiming indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (“Third-Party Claim”) in respect of any matter that is subject to indemnification under Section 9.2 shall promptly (i) notify the other Party (the “Indemnifying Party”) of the Third-Party Claim and (ii) transmit to the Indemnifying Party a written notice (“Claim Notice”) describing in reasonable detail the nature of the Third-Party Claim, a copy of all papers served with respect to such claim (if any), the Indemnified Party’s best estimate of the amount of Losses attributable to the Third-Party Claim and the basis of the Indemnified Party’s request for indemnification under this Agreement. Failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is prejudiced by such delay or omission.
          (b) The Indemnifying Party shall have the right to defend the Indemnified Party against such Third-Party Claim. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third-Party Claim, then the Indemnifying Party shall have the right to defend such Third-Party Claim with counsel selected by the Indemnifying Party (who shall be reasonably satisfactory to the Indemnified Party), by all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 9.3(b). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnifying Party shall not enter into any settlement agreement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided further, however, that such consent shall not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the claim to all Indemnified Parties affected by the claim and (ii) the settlement agreement does not contain any sanction or restriction upon the conduct of any business by the Indemnified Party or its Affiliates. If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnifying Party and its counsel in contesting any Third-Party Claim which the Indemnifying Party elects to contest, including the making of any related counterclaim against the Person asserting the Third-Party Claim or any cross complaint against any Person. The Indemnified Party may participate in, but not control, any defense or settlement of any Third-Party Claim controlled by the Indemnifying Party pursuant to this Section 9.3(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation.

          (c) If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 9.3(b), then the Indemnified Party shall have the right to defend, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third-Party Claim with counsel selected by the Indemnified Party (who shall be reasonably satisfactory to the Indemnifying Party), by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnified Party. In such circumstances, the Indemnified Party shall defend any such Third-Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third-Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 9.3(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.
          (d) Subject to the other provisions of this Article IX, a claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the Party from whom indemnification is sought.
          (e) In the event an Indemnified Party shall recover Losses in respect of a claim of indemnification under this Article IX, no other Indemnified Party shall be entitled to recover the same Losses in respect of a claim for indemnification.
          (f) Notwithstanding anything to the contrary in this Section 9.3, the indemnification procedures set forth in Article VII shall control any indemnities relating to Taxes.
     Section 9.4 Additional Agreements Regarding Indemnification. Notwithstanding anything to the contrary herein (and excluding matters covered by Article VII):
          (a) a breach of any representation, warranty or pre-closing covenant (other than with respect to a breach of the Fundamental Representations and Warranties) of Seller in this Agreement in connection with any single item or group of related items that results in Losses of less than $250,000 shall be deemed, for all purposes of this Article IX not to be a breach of such representation, warranty or pre-closing covenant;
          (b) Seller shall have no liability arising out of or relating to Section 9.2(a)(i) for breaches of representations or warranties (other than with respect to a breach of the Fundamental Representations and Warranties) except if the aggregate Losses actually incurred by Buyer Indemnified Parties thereunder exceed $3,450,000 (and then, subject to Section 9.4(c), only to the extent such aggregate Losses exceed such amount);
          (c) in no event shall Seller’ aggregate liability arising out of or relating to Section 9.2(a)(i) for breaches of representations, warranties or pre-closing covenants (other than with respect to a breach of the Fundamental Representations and Warranties) exceed $25,300,000;

          (d) The amount of any Loss for which a Buyer Indemnified Party claims indemnification under this Agreement shall be reduced by: (i) any insurance proceeds actually recovered with respect to such Loss; (ii) any Tax Benefits with respect to such Loss and (iii) indemnification or reimbursement payments actually recovered from third parties with respect to such Loss;
          (e) For purposes of determining whether there has been a breach or inaccuracy of a representation or warranty by a party in connection with the assertion of a claim for indemnification under Article IX, or determining the amount of a Loss, with respect to any asserted breach or inaccuracy, such determination shall be made without regard to any qualifier as to “material,” “materiality” or Material Adverse Effect expressly contained in Article III or IV.
     Section 9.5 Waiver of Other Representations.
          (a) NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, IT IS THE EXPLICIT INTENT OF EACH PARTY HERETO, AND THE PARTIES HEREBY AGREE, THAT NONE OF SELLER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WRITTEN OR ORAL, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE CONDITION, MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE PURCHASED INTERESTS, THE COMPANIES, THEIR ASSETS, OR ANY PART THEREOF, EXCEPT THOSE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, AND WITHOUT IN ANY WAY LIMITING THE FOREGOING, SELLER MAKE NO REPRESENTATION OR WARRANTY TO BUYER WITH RESPECT TO ANY FINANCIAL PROJECTIONS OR FORECASTS RELATING TO THE COMPANIES.
          (b) The representations and warranties contained in Section 4.10 shall be the exclusive representations and warranties with regard to Environmental Laws and related matters.
     Section 9.6 Purchase Price Adjustment. The Parties agree to treat all payments made pursuant to this Article IX as adjustments to the Purchase Price for Tax purposes.
     Section 9.7 Exclusive Remedy.
          (a) Notwithstanding anything to the contrary herein (i) except as provided in Sections 2.1, 2.2, and 2.3 (as to all of which Buyer shall be entitled to specific performance and Seller shall be entitled to damages without regard to the limitations provided in Section 9.7(b) below), (ii) except as provided in Sections 6.5, 7.2, 7.3, 9.2 or 10.2, and (iii) other than with respect to any claim for fraud, no Party shall have any liability, and no Party shall make any claim, for any Loss or other matter (and Buyer and Seller hereby waive any right of contribution against the other and their respective Affiliates), under, arising out of or relating to this Agreement, any other document, agreement, certificate or other matter delivered pursuant hereto or the transactions contemplated hereby, whether based on contract, tort, strict liability, other Laws or otherwise.

          (b) NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, NO PARTY SHALL BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM ANY OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT; PROVIDED, HOWEVER, THAT THIS SECTION 9.7(b) SHALL NOT LIMIT A PARTY’S RIGHT TO RECOVERY UNDER ARTICLE VII OR ARTICLE IX FOR ANY SUCH DAMAGES TO THE EXTENT SUCH PARTY IS REQUIRED TO PAY SUCH DAMAGES TO A THIRD PARTY IN CONNECTION WITH A MATTER FOR WHICH SUCH PARTY IS OTHERWISE ENTITLED TO INDEMNIFICATION UNDER ARTICLES VII OR ARTICLE IX.
ARTICLE X
TERMINATION
     Section 10.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the transactions contemplated hereby abandoned:
          (a) by the mutual consent of Buyer and Seller as evidenced in writing signed by each of Buyer and Seller;
          (b) by Buyer, if there has been a material breach by Seller of any representation, warranty or covenant contained in this Agreement which will or has prevented the satisfaction of any condition to the obligations of Buyer at the Closing and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Seller within thirty (30) days after written notice thereof from Buyer;
          (c) by Seller, if there has been a material breach by Buyer of any representation, warranty or covenant contained in this Agreement which will or has prevented the satisfaction of any condition to the obligations of Seller at the Closing and, if such breach is of a character that it is capable of being cured, such breach has not been cured by Buyer within thirty (30) days after written notice thereof from Seller;
          (d) by either Buyer or Seller if any Governmental Authority having competent jurisdiction has issued a final, non-appealable order, decree, ruling or injunction (other than a temporary restraining order) or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby; or
          (e) by either Buyer or Seller, if the Closing has not occurred on or before December 31, 2010 or such later date as the Parties may agree upon.
     Section 10.2 Effect of Termination. In the event of termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party hereto; provided, however, that if this Agreement is validly terminated by a Party as a result of an intentional, material breach of this Agreement by the non-terminating Party, then the terminating Party shall be entitled to all rights and remedies available under Law or equity. The provisions of Sections 11.2 and 11.4 hereof shall survive any termination of this Agreement.

ARTICLE XI
MISCELLANEOUS
     Section 11.1 Notices. All notices and other communications between the Parties shall be in writing and shall be deemed to have been duly given when (i) delivered in person, (ii) five (5) days after posting in the United States mail having been sent registered or certified mail return receipt requested or (iii) delivered by telecopy and promptly confirmed by delivery in person or post as aforesaid in each case, with postage prepaid, addressed as follows:

(a)	If to Buyer, to:

Targa Resources Partners LP
c/o Targa Resources GP LLC
1000 Louisiana Street, Suite 4300
Houston, Texas 77002
Attention: Joe Bob Perkins, President
Telecopy: 713-584-1110

with copies to:

Targa Resources Partners LP
c/o Targa Resources GP LLC
1000 Louisiana Street, Suite 4300
Houston, Texas 77002
Attention: General Counsel
Telecopy: 713-584-1110

(b)	If to Seller, to:

Targa Versado Holdings LP
1000 Louisiana Street, Suite 4300
Houston, Texas 77002
Attention: Rene R. Joyce, Chief Executive Officer
Telecopy: 713-584-1110

with copies to:

Targa Resources, Inc.
1000 Louisiana Street, Suite 4300
Houston, Texas 77002
Attention: General Counsel
Telecopy: 713-584-1110
or to such other address or addresses as the Parties may from time to time designate in writing.
     Section 11.2 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Party, provided, however, nothing herein shall restrict Buyer from transferring its rights and obligations hereunder to one or more Affiliates of Buyer. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Buyer acknowledges that Seller, between the date hereof and the Closing, may transfer the Purchased Interests to various Affiliates of Seller and agrees that the obligations of and rights in favor of Seller hereunder may be assigned to such Affiliates of Seller whereupon such Affiliates will become a “Seller” under this Agreement provided Targa Versado Holdings LP shall continue to be responsible for Seller’s obligations under this Agreement notwithstanding such transfer.
     Section 11.3 Rights of Third-Parties. Except for the provisions of Section 9.2 which are intended to be enforceable by the Persons respectively referred to therein, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement.
     Section 11.4 Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated hereby whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.
     Section 11.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile copies hereof or signature hereon shall, for all purposes, be deemed originals.
     Section 11.6 Entire Agreement. This Agreement (together with the Disclosure Schedules and exhibits to this Agreement) constitute the entire agreement among the Parties and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.
     Section 11.7 Disclosure Schedules. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedules shall have the respective meanings assigned in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedules shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedules. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or acknowledgment by Seller, in and of itself, that such information is material to or outside the ordinary course of the business of the Companies or required to be disclosed on the Disclosure Schedules.
     Section 11.8 Amendments. This Agreement may be amended or modified in whole or in part, and terms and conditions may be waived, only by a duly authorized agreement in writing which makes reference to this Agreement executed by each Party.

     Section 11.9 Publicity. All press releases or other public communications of any nature whatsoever relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall be subject to the prior consent of Buyer and Seller, which consent shall not be unreasonably withheld, conditioned or delayed by any Party; provided, however, that nothing herein shall prevent a Party from publishing such press releases or other public communications as such Party may consider necessary in order to satisfy such Party’s obligations at Law or under the rules of any stock or commodities exchange after consultation with the other Party as is reasonable under the circumstances.
     Section 11.10 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties to the greatest extent legally permissible.
     Section 11.11 Governing Law; Jurisdiction.
          (a) This Agreement shall be governed and construed in accordance with the Laws of the State of Texas without regard to the Laws that might be applicable under conflicts of laws principles.
          (b) The Parties agree that the appropriate, exclusive and convenient forum for any disputes between any of the Parties hereto arising out of this Agreement or the transactions contemplated hereby shall be in any state or federal court in Houston, Texas, and each of the Parties hereto irrevocably submits to the jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to this Agreement. The Parties further agree that the Parties shall not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts; provided, however, that the foregoing shall not limit the rights of the Parties to obtain execution of judgment in any other jurisdiction. The Parties further agree, to the extent permitted by Law, that a final and unappealable judgment against a Party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. Except to the extent that a different determination or finding is mandated due to the applicable law being that of a different jurisdiction, the Parties agree that all judicial determinations or findings by a state or federal court in Houston, Texas with respect to any matter under this Agreement shall be binding.
          (c) To the extent that any Party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of any court described in Section 11.11(b).
          (d) THE PARTIES HERETO AGREE THAT THEY HEREBY IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT.
     Section 11.12 Further Assurances.
          (a) Buyer acknowledges that in some instances only beneficial ownership to the Company assets will have been transferred to the Companies at the Closing and record title may be transferred to Buyer or the Companies following the Closing. Seller is in the process of causing such record title to be transferred into the Companies and Seller agrees from and after the Closing to cause its Affiliates to execute and deliver to Buyer all such further instruments as may be reasonably necessary or appropriate in order to cause record title to the Company assets to be assigned, transferred and conveyed to the Companies and otherwise to carry out the provisions of this Agreement. In the event that Seller is unable to transfer record title to a Company asset to the Companies or Buyer, then Seller agrees to hold and maintain such record title for the benefit of Buyer and the Companies, as the case may be.
          (b) Buyer agrees that if and to the extent Buyer or any of the Companies receive payments following the Closing belonging to Seller or its Affiliates (other than the Companies), Buyer will cause the Companies to remit such payments promptly to Seller.
     Section 11.13 Action by Buyer. With respect to any action, notice, consent, approval or waiver that is required to be taken or given or that may be taken or given by Buyer prior to or after the Closing Date, such action, notice, consent, approval or waiver shall be taken or given by the Conflicts Committee on behalf of Buyer.
[Signature page follows.]

     IN WITNESS WHEREOF this Agreement has been duly executed and delivered by each Party as of the date first above written.

SELLER:

TARGA VERSADO HOLDINGS LP

By:	Targa Versado Holdings GP LLC
Its general partner

By:	/s/ Rene R. Joyce

Name:	Rene R. Joyce
Title:	Chief Executive Officer

BUYER:

TARGA RESOURCES PARTNERS LP

By:	Targa Resources GP LLC, its general partner

By:	/s/ Joe Bob Perkins.

Name:	Joe Bob Perkins
Title:	President
Signature Page to Purchase and Sale Agreement